UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 24, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                       Progress on share repurchase programme KPN, dated July 24, 2006;

•                       NS and KPN agree to move ahead with on-train TV and Internet, dated July 24, 2006.

2

Press release

Date
24 July 2006

Number
051

NS and KPN agree to move ahead
with on-train TV and Internet

The Dutch railway company NS and telecom provider KPN will be working together in the coming months to prepare the large-scale rollout of travel info, TV and wireless internet for train passengers. Following a successful pilot earlier this year, the two companies have signed a letter of intent to this effect, and they expect to have hammered out the details of a final cooperation agreement by this fall. NS is interested in offering its passengers new ways to spend their time on board the train as part of its ongoing drive to improve customer service. Both partners in the deal are keen to offer travel info, TV and wireless internet on most intercity trains. Tailored programs will keep passengers informed of the latest travel info and world news, and HotSpots will be installed to enable them to use wireless internet for business or pleasure.

KPN will provide the internet facilities, but in addition to that, it will operate a narrowcast TV channel specifically targeting train passengers. Once fully operational, it should reach 240 million passengers a year. With this deal, KPN is pursuing its ambition to develop from a telecom company into an ICT and multimedia service provider.

The letter of intent to join forces was signed following a pilot earlier this year, in which the latest travel info, an infotainment TV channel (featuring news, sports, weather and entertainment) and wireless internet were offered to passengers on three upgraded intercity carriages traveling from Haarlem to Maastricht. Surveys showed that passengers appreciated the service, and many of them intended to make use of internet access on the train in the future. On-board displays showing the latest travel info and transfer options were felt to be a valuable supplement to the information services currently available.

About NS

NS, the Netherlands’s largest rail passenger transport company, plays a key role in the country’s mobility. Its mission is to carry passengers safely, punctually and comfortably via attractive stations. Its main policy objectives are: running on time, providing timetable information and service, contributing to public safety, capacity planning and providing clean trains and stations. In approximately 5,000 journeys, NS brings nearly 1.1 million passengers a day to their destinations, using 2,800 carriages with a total of 240,000 seats. In the Netherlands, NS operates 371 stations. In the United Kingdom, its subsidiary NedRailways and British partner Serco jointly operate two transport concessions: Mersey Rail around Liverpool and Northern Rail in northern England. NS has a workforce of around 25,000 employees.

NS does not own or manage the Dutch railway infrastructure. Maintenance and operation of rails, signals, overhead contact lines, etc. as well as rail traffic control are the responsibilities of ProRail. Railway safety is monitored by the Dutch Transport and Water Management Inspectorate.

About KPN

KPN offers telecommunication services to both consumers and businesses. The core activities are telephony, Internet and television services in the Netherlands, mobile telecom services in Germany, the Netherlands and Belgium and data services in Western Europe. KPN is market leader in the major segments of the Dutch telecom market and is actively growing market share in the new IP and DSL markets. Through E-Plus and BASE, KPN occupies a strong position in the mobile markets in Germany and Belgium respectively.

As of March 31, 2006, KPN’s 28,647 employees served 6.7 million fixed-line subscribers and 2.2 million Internet customers in the Netherlands as well as 21.6 million mobile customers in Germany, the Netherlands and Belgium. KPN was privatized in 1989. KPN’s shares are listed on the stock exchanges in Amsterdam, New York, London and Frankfurt.

Press release

Date
Progress on share repurchase programme KPN	24 July 2006
Number
053pe

In light of the share repurchase programme announced on February 7, 2006, Koninklijke KPN N.V. announces that during the week of 17 through July 21, 2006 3,148,000 of KPN shares were repurchased at an average price of EUR 8.60. Therewith approximately 52.0% of the repurchase programme has been completed. The repurchase programme started on March 20, 2006 and will end on December 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: July 25, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel